Exhibit (l)

                                                                     [Baan Logo]

                                                          Mr. Pierre J. Everaert
                                                 Interim Chief Executive Officer
                                                                    19 July 2000

Dear Fellow Baan Shareholder:

As you know, the cash tender offer of Invensys plc to acquire the entire issued share capital of the Company for 2.85 Euro per share is scheduled to expire at 3:00 p.m. Amsterdam time, 9:00 a.m. New York time, next Tuesday, 25 July. As that important deadline approaches, I wanted to update you personally on this week's events and to try to answer the major questions we hear from shareholders. We will continue to post all relevant documents on our Web site (www.baan.com).

Release this Week of our 1999 Audited Accounts and Q2 Estimated Results

The numbers released this week, unfortunately, tell the story. Audited net revenues for 1999 were $619 million, compared to $736 million for 1998. Since the departure of our then CEO and CFO in January of this year, total revenues have declined from approximately $130 million in the fourth quarter of 1999 to $106 million in the first quarter of this year to an expected $70-80 million in Q2. And we will end Q2 with a shareholder deficit. The Amsterdam Exchanges has already indicated the Company will be placed under "special listing conditions" unless the Invensys offer closes in the near future. That status historically has meant a significant reduction in both the trading price and volumes of the sanctioned company's shares.

Going Concern Caution

I want there to be no misunderstanding: with or without Invensys, management will continue to fight to turn this Company around and drive improved value for our shareholders, customers, and employees. But we need to be honest with each other about the challenges we will face if the Invensys offer does not close.

The 1999 audited financial statements include management's opinion that the "operating environment confronting the Company raises significant uncertainty about the Company's ability to continue as a going concern." The realties supporting that opinion:

o The Company incurred net losses of $311.4 million (Dutch GAAP)/$309.6 million (U.S. GAAP) in 1999 and $315.2 million in 1998, and has experienced eight successive quarters of operational losses.

o To survive, the Company must pursue a fundamental restructuring that will likely reduce the Company's operations by at least one-half. That plan is likely to leave us largely dependent on resellers and would cut into our historical strength in research and development.

o Securing financing for the needed restructuring and operations in the near term will prove difficult with a negative going concern opinion and special listing status on the AEX.

o And if the Invensys offer does not close, retaining and recruiting personnel needed to improve revenue and execute on the restructuring will likely become more difficult.

The core issue for us right now is customer confidence. Additional financing would not solve that issue. Baan needs a strong strategic partner to remove the viability issue and restore customer confidence. We believe Invensys is that strong partner.


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The Offer Price

I appreciate that many of us bought Baan shares above the offer price (in many cases substantially above). But remember that we spent the first five months of 2000 exploring options; Invensys was the best offer we received; and there has been no offer to come forward since. In the month before the Invensys offer our shares traded in the $1-$2 range. And our banker, Lazard Freres, has provided an opinion that the offer is fair from a financial point of view for shareholders.

Will Invensys Waive the 95% Requirement?

I don't know, but I think the following reflects the importance Invensys attaches to this requirement, and to assuming full control of the Company:

1.    Invensys absolutely refused to yield on this point in the negotiations.

2. Invensys owned or had received tenders for approximately 60% of the Company's shares on July 13. It had control of the Company and could have closed, but instead extended the offer to July 25 citing the low tender rate.

As you may have read, the largest shareholder we have who had not yet tendered, the ING Bank, tendered today, stating they believe the offer is fair.

                                      * * *

These are difficult times for our Company, and understandably difficult decisions for our shareholders. When I agreed to step down from the Supervisory Board in January to fill the CEO role that had become so abruptly vacant, it was the preference of the Management and Supervisory Boards to find a way to keep Baan an independent company. We worked hard through the first quarter to raise cash and equity to help stabilize our financial position in an effort to win back customer confidence. But the losses we experienced in Q1 (continuing now into Q2), our dramatically declining share price and the impact that had on the options before us, and our inability to pursue a needed restructuring due to our limited equity and cash positions left us with little choice but to pursue a strategic partnership.

We believe the solution that emerged in the form of Invensys provides a sound future and exciting vision for our customers and employees. Invensys understands our core customer base of manufacturing and engineering companies; it is itself a manufacturer and intends to roll out our product enterprise wide; and its strategic vision of offering an end-to-end solution of automated and power systems with an Internet-enabled software suite linking customers, suppliers, and distributors to the shop room floor has won over critics. And the offer, we believe, maximizes shareholder value in these difficult times.

The Management and Supervisory Boards continue to unanimously support this offer, and urge that all shareholders tender their shares. On behalf of our 4,000 employees and all of us in management, we thank you for your thoughtful consideration and support.

Yours sincerely,


/s/ Pierre J. Everaert

Pierre J. Everaert
Interim Chief Executive Officer


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